Exhibit 99.1

UNIQURE N.V.

UNIQURE N.V.

Unaudited Condensed Consolidated Balance Sheets

(€ in thousands)

	NOTE	DECEMBER 31, 2013	MARCH 31, 2014
Assets
Non-current assets
Intangible assets	8	7,775	8,923
Property, plant and equipment	7	2,614	9,362
Other non-current assets	9	923	925
Total non-current assets		11,312	19,210
Current assets
Receivables from related parties	10	1,425	233
Trade and Other Receivables	10	1,557	3,069
Inventories	11	865	948
Cash and cash equivalents	12	23,810	77,532
Total current assets		27,657	81,782
Total assets		38,969	100,992
Equity
Share capital		610	880
Share premium		142,459	204,142
Other reserves		6,536	8,878
Accumulated deficit		(144,041)	(151,869)
Total equity	13	5,564	62,031
Liabilities
Non-current liabilities
Borrowings	15	6,292	5,683
Financial lease liabilities	23	302	261
Deferred rent	23	680	3,534
Deferred revenue	16	15,679	15,458
Total non-current liabilities		22,953	24,936
Current liabilities
Trade and other payables	14	7,601	10,524
Debt to related party—embedded derivative	15	722	713
Borrowings	15	633	1,285
Borrowings—embedded derivative	15	217	216
Deferred revenue	16	1,279	1,287
Total Current Liabilities		10,452	14,025
Total liabilities		33,405	38,961
Total equity and liabilities		38,969	100,992

The notes are an integral part of these condensed consolidated financial statements.

UNIQURE N.V.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(€ in thousands, except share and per share data)

		THREE MONTHS ENDED MARCH 31,
	NOTE	2013	2014
License revenues	16	—	220
Collaboration revenues	16	—	950
Total revenues		—	1,170
Cost of goods sold		—	—
Other income		188	238
Research and development expenses	17	(3,568)	(6,218)
Selling, general and administrative expenses	18	(1,720)	(2,268)
Other gains / losses, net		9	(519)
Total Operating Costs		(5,091)	(8,767)
Operating result		(5,091)	(7,597)
Finance income		44	27
Finance expense		(132)	(259)
Finance income/(expense)—net		(88)	(232)
Result before corporate income taxes		(5,179)	(7,829)
Corporate income taxes		—	—
Net Loss		(5,179)	(7,829)
Items that may be subsequently reclassified to profit or loss	19	—	2
Other comprehensive income		—	2
Total comprehensive loss*		(5,179)	(7,827)
Loss per share attributable to the equity holders of the Company during the year
Basic and diluted loss per share	21	(0.53)	(0.52)

*                                         Total comprehensive loss is fully attributable to equity holders of the group

The notes are an integral part of these condensed consolidated financial statements.

UNIQURE N.V.

Unaudited Condensed Consolidated Statement of Changes in Equity/Deficit

(€ in thousands)

	Note	TOTAL SHARE CAPITAL	SHARE PREMIUM	OTHER RESERVES	ACCUMULATED DEFICIT	TOTAL EQUITY/DEFICIT
Balance at January 1, 2013		483	114,795	1,508	(117,234)	(448)
Result for the period					(5,179)	(5,179)
Capital contributions		3	211			214
Share based payment/expense				542		542
Balance at March 31, 2013		486	115,006	2,050	(122,413)	(4,871)
Result for the period					(21,640)	(21,640)
Other Comprehensive Income					12	12
Capital contributions		124	27,453			27,577
Result on conversion of the Loan				3,005		3,005
Share-based payment/expense				1,481		1,481
Balance at December 31, 2013	13	610	142,459	6,536	(144,041)	5,564
Result for the period					(7,829)	(7,829)
Other Comprehensive Income					2	2
Proceeds from shares issued		270	62,351			62,621
Share issuance cost			(668)			(668)
Share-based payment/expense				2,342		2,342
Balance at March 31, 2014	13	880	204,142	8,878	(151,869)	62,031

The notes are an integral part of these condensed consolidated financial statements.

UNIQURE N.V.

Unaudited Condensed Consolidated Statement of Cash Flows

(€ in thousands)

		THREE MONTHS ENDED MARCH 31,
	NOTE	2013	2014
Cash flow from operating activities
Result before corporate income tax		(5,179)	(7,829)
Adjustments for:
—Depreciation	7	116	144
—Lease Incentive		—	2.854
—Derivative result	3	—	(10)
—Exchange result		(9)	7
—Share-based payment expenses	20	542	2,342
—Changes in other non-current assets		—	—
—Changes in trade and other receivables		267	(320)
—Movement in inventories	11	(135)	(83)
—Changes in trade and other payables	14	115	(1,062)
—Changes in deferred revenue and provisions		41	(213)
—Movement in other liabilities		346	(909)
—Interest (income)/expense		88	235
Cash used in operations		(3,808)	(4,844)
Interest paid		—	(225)
Net cash used in operating activities		(3,808)	(5,069)
Cash flow from investing activities
Purchases of property, plant and equipment	7	(40)	(2,025)
Purchases of intangible assets	8	(133)	(1,148)
Interest received		—	47
Net cash used in investing activities		(173)	(3,126)
Cash flow from financing activities
Capital contribution from shareholders	13	214
Proceeds from shares issued	13	—	62,621
Share issuance cost	13	—	(668)
Convertible loans drawn down	15	11,999	—
Proceeds from borrowings	15	—	—
Redemption of financial lease	15	(35)	(38)
Repayments of borrowings	15	—	—
Net cash generated from financing activities		12,178	61,915
Net increase in cash, cash equivalents, and other bank overdrafts		8,197	53,720
Currency effect cash and cash equivalents		—	2
Cash, cash equivalents, and other bank overdrafts at beginning of the period		263	23,810
Cash, cash equivalents, and other bank overdrafts cash at end of the period	12	8,460	77,532

The notes are an integral part of these condensed consolidated financial statements.

UNIQURE N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

1. General information

uniQure N.V.

uniQure N.V. (“uniQure” or the “Company”) is a biopharmaceutical company domiciled in The Netherlands with headquarters at Meibergdreef 61, 1105 BA, Amsterdam, The Netherlands.

The Company is a leader in the field of gene therapy, and has developed the first product to receive regulatory approval in the European Union and as well as multiple collaborations designed to accelerate the development of a broad pipeline of additional product candidates. The Company was incorporated in January 2012 to acquire and continue the gene therapy business (“AMT Business”) of Amsterdam Molecular Therapeutics (AMT) Holding N.V. (“AMT”) and its subsidiaries (collectively, the “AMT Group”) and to facilitate additional financing, as described further below. As used in these condensed consolidated interim financial statements, unless the context indicates otherwise, all references to “uniQure” or the “Company” refer to uniQure and its consolidated subsidiaries.

Organizational structure of the uniQure Group

uniQure N.V. is the ultimate parent of the following group of entities:

Company name
uniQure biopharma B.V.
uniQure IP B.V.
uniQure Manufacturing B.V.
uniQure Assay Development B.V.
uniQure Research B.V.
uniQure non clinical B.V.
uniQure QA B.V.
uniQure Process Development B.V.
uniQure clinical B.V.
Stichting participatie AMT(1)
uniQure Inc.(2)

(1)                                 Stichting participatie AMT is a Trust, not a company, but met the conditions for consolidation within uniQure’s consolidated financial statements. Stichting participatie AMT was established to facilitate AMT’s employee incentive schemes for the period up to 2010.

(2)                                 In May 2013 the Company incorporated uniQure Inc., a Delaware corporation and wholly owned subsidiary of uniQure biopharma B.V.

Other matters

In January 2014, the Company entered into a collaboration and license agreement with 4D for the discovery and optimization of next-generation AAV vectors. Under this agreement, the Company has an exclusive license to 4D’s existing and certain future know-how and other intellectual property for the delivery of AAV vectors to CNS or liver cells for the diagnosis, treatment, palliation or prevention of all diseases or medical conditions. Under this collaboration, the 4D team, including Dr. David Schaffer, 4D’s co-founder and Professor of Chemical and Biomolecular Engineering at the University of California, Berkeley, will establish a laboratory, which the Company will fund, at a cost of approximately $3.0 million in aggregate over the next three years, to identify next generation AAV vectors. The Company is also required to make payments for pre-clinical, clinical and regulatory milestones under the collaboration as well as to pay single-digit royalties. In addition, the Company has granted options to purchase an aggregate of 609,744 ordinary shares in connection with this collaboration, and will recognize resulting share-based payment expense over the next three years. To the extent that the collaboration is successful, the Company may also incur additional third party costs in developing any product candidates and also in preparing, filing and prosecuting additional patent applications

On January 20, 2014, the shareholders of the Company approved, and on January 21, 2014 the supervisory board of the Company confirmed, a 5-for-1 consolidation of shares, which had the effect of a reverse share split, that became effective on January 31, 2014. All share, per-share and related information presented in these unaudited condensed consolidated financial statements and accompanying footnotes has been retroactively adjusted, where applicable, to reflect the impact of the reverse share split.

On February 5, 2014 the Company successfully completed its initial public offering, placing 5,400,000 shares at $17 per share, raising total gross proceeds of $91.8 million (€67.3 million) and net proceeds of $85.4 million (€62.6 million) after commissions but before expenses. At the time of the initial public offering all existing shareholders agreed to a 180 day lock-up that will expire on August 4, 2014.

The unaudited condensed consolidated financial statements were authorized for issue by the supervisory board on May 27, 2014.

2. Summary of Significant Accounting Policies

2.1 Basis of Preparation

These unaudited condensed consolidated financial statements of the Company were prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2013 which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. These consolidated financial statements for the year ended December 31, 2013 were filed with the SEC on April 25, 2014 as part of Form 20-F.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to these condensed consolidated financials are disclosed in Note 4.

2.2 Changes in Accounting Policy and Disclosures

The accounting policies adopted are consistent with those of the previous financial year, except as described below.

a) New and amended standards adopted by the Company

The following standards and amendments to standards became effective for annual periods on January 1, 2014 and have been adopted by the Company in the preparation of the condensed consolidated financial statements:

IFRS 10	Amended / Consolidated Financial Statements
IFRS 12	Amended / Disclosures of Interest in Other Entities
IAS 27	Amended / Consolidated and Separate Financial Statements
IAS 32	Amended / Financial Instruments: Presentation
IAS 36	Amended / Impairment of Assets
IAS 39	Amended / Financial Instruments: Recognition and Measurement
IFRIC 21	Levies

The adoption of these new standards and amendments did not materially impact the Company’s financial position or results of operations.

b) New and amended standards not yet adopted by the Company

There are no standards which are currently available for early adoption which are expected to have a significant effect on the condensed consolidated financial statements of the Company.

3. Financial risk management

3.1 Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk.

The condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

There have been no changes in the Company’s finance department, which is responsible for financial risk management, or in the Company’s financial risk management policies, since December 31, 2013.

The table below analyzes the Company’s financial liabilities in relevant maturity groupings based on the length of time until the contractual maturity date, as at the balance sheet date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying value balances as the impact of discounting is not significant.

	LESS THAN 1 YEAR	BETWEEN 1 AND 2 YEARS	BETWEEN 2 AND 5 YEARS	OVER 5 YEARS
	(€ in thousands)
At December 31, 2013
Borrowings (excl. finance lease liabilities)	633	2,722	3,911	—
Financial lease liabilities	156	168	134	—
Debt to related party		—	—	—
Trade and other payables	7,445	—	—	—
Total	8,234	2,890	4,045	—
At March 31, 2014
Borrowings (excl. finance lease liabilities)	1,285	2,805	2,878	—
Financial lease liabilities	159	171	90	—
Debt to related party	—	—	—	—
Trade and other payables	10,363	—	—	—
Total	11,807	2,976	2,968

For financial instruments that are measured on the balance sheet at fair value, IFRS 7 requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•                  Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

•                  Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and

•                  Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to ascertain the fair value of an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3

Following the Initial Public Offering in February 2014, the measurement for the warrants is now a level 2 valuation, as our shares are traded on NASDAQ under the symbol “QURE” and the valuation of the warrants is derived from the quoted share price..

The carrying amount of a financial asset or financial liability is a reasonable approximation of the fair value and therefore information about the fair values of each class has not been disclosed.

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
At December 31, 2013
Debt to related party—embedded derivative (warrants)	—	—	722	722
Borrowings—embedded derivative (warrants)	—	—	217	217
	—	—	939	939

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
At March 31, 2014
Debt to related party—embedded derivative (warrants)	—	713	—	713
Borrowings—embedded derivative (warrants)	—	216	—	216
	—	929	—	929

LEVEL 3
Opening Balance at January 1, 2014	939
Transfers to/(from) level 3	(929)
Losses recognized in Profit and Loss during the three months ended March 31, 2014	(10)
Closing balance at March 31, 2014	—
Total losses for the period included in P&L for assets held at the end of the reporting period, under Finance expenses	10

Group valuation processes

The fair value of the level 2 liabilities as of March 31, 2014 has been determined using a Black-Scholes option pricing model. Key inputs include the risk-free rate, volatility, term, exercise price, and fair value of ordinary shares. The values are included within the tables presented above. Changes in the fair values are analyzed at each reporting date during the quarterly review process. The fair value of ordinary share is the quoted price as of March 31, 2014.

4. Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts and classifications of assets and liabilities, revenues and expenses in the condensed consolidated financial statements. The estimates that have a significant risk of causing a material adjustment to the financial statements are utilized for share-based compensation, income taxes, research and development expenditures and borrowings. Actual results could differ materially from those estimates and assumptions.

The preparation of financial statements in conformity with IFRS also requires the Company to exercise judgment in applying the accounting policies. Critical judgments in the application of the Company’s accounting policies relate to research and development expenditures, revenues and the cost of license revenues.

The condensed consolidated financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

Revenue recognition

The Company has not generated any revenues from royalties or product sales through March 31, 2014.

In July 2013, the Company received upfront payments in connection with the Glybera commercialization agreement and hemophilia B co- development agreements. Revenues from such non-refundable, up-front payments are initially reported as deferred revenues on the consolidated balance sheet and are recognized in revenues as earned over the period of the development, commercialization, collaboration or manufacturing obligation.

The Company also generates revenues from collaborative research and development arrangements. Such agreements may consist of multiple elements and provide for varying consideration terms, such as up-front, milestone and similar payments, which require significant analysis by management in order to determine the appropriate method of revenue recognition.

Where such arrangements can be divided into separate units of accounting (each unit constituting a separate earnings process), the arrangement consideration is allocated to the different units based on their relative fair values and recognized over the respective performance period. Where the arrangement cannot be divided into separate units, the individual deliverables are combined as a single unit of accounting and the total arrangement consideration is recognized over the estimated collaboration period. Such analysis requires considerable estimates and judgments to be made by us, including the relative fair values of the various elements included in such agreements and the estimated length of the respective performance periods.

Management has concluded that the up-front payments constitute a single unit of accounting, and accordingly, the up-front payments will be recognized over the estimated remaining period of the related manufacturing technologies.

5. Seasonality of Operations

The Company’s financial results have varied substantially, and are expected to continue to vary, from quarter to quarter. The Company therefore believes that period-to-period comparisons should not be relied upon as indicative of future financial results. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

6. Segment Information

Operating segments are identified on the basis of whether the allocation of resources and/or the assessment of performance of a particular component of uniQure’s activities are regularly reviewed by uniQure’s chief operating decision maker as a separate operating segment. By these criteria, the activities of uniQure are considered to be one segment, which comprises the discovery, development and commercialization of innovative gene therapies, and the segmental analysis is the same as the analysis for uniQure as a whole. The Management Board is the chief operating decision maker, and it reviews the consolidated operating results regularly to make decisions about the Company’s resources, and to assess overall performance.

The Company currently, and in the near future, is expected to derive the substantial majority of its revenues from a single party, Chiesi, based in Italy. The Company and Chiesi have entered into an exclusive collaboration for the development and commercialization of the Company’s Glybera and Hemophilia B programs in Europe and certain additional territories, pursuant to agreements which were entered into in April 2013, and which became effective in June 2013.

7. Property, Plant and Equipment

	LEASEHOLD IMPROVEMENTS	CONSTRUCTION IN PROCESS	LAB EQUIPMENT	OFFICE EQUIPMENT	TOTAL
	(€ in thousands)
Period ended March 31, 2014
Opening net book amount	413	1,285	321	595	2,614
Additions	—	6.722	81	89	6,892
Depreciation charge	(38)	—	(34)	(72)	(144)
Closing net book amount	375	8,007	368	612	9,362
At March 31, 2014
Cost	1,264	8,007	3,215	1,472	13,958
Accumulated depreciation	(889)	—	(2,847)	(860)	(4,596)
Net book amount	375	8,007	368	612	9,362

Construction in Process (“CIP”) at March 31, 2014 relates to the continued build-out of the manufacturing facility in Lexington, Massachusetts.

Depreciation expense of €144,000 for the three months ended March 31, 2014 (three months ended March 31, 2013: €116,000) has been charged in research and development expense.

8. Intangible Assets

INTANGIBLE ASSETS
(€ in thousands)
Period ended March 31, 2014
Opening net book amount	7,775
Additions	1,148
Reductions	—
Amortization charge	—
Closing net book amount	8,923
At March 31, 2014
Cost	8,923
Accumulated amortization and impairment	—
Net book amount	8,923

Additions to intangible assets for the three months ended March 31, 2014 include the continued capitalization of Glybera development expenses, in accordance with IAS 38, for a total amount of €1,002,000 compared with €133,000 for the three months ended March 31, 2013. Capitalization of Glybera costs commenced on March 21, 2013 and had a balance of €3,108,000 as of December 31, 2013. Other additions relate to the capitalization of license amendment fees following the agreements entered into with 4D Molecular Therapeutics, for a total amount of € 146,000 compared with €nil for the three months ended March 31, 2013.

9. Other Non-Current Assets

As of December 31, 2013 and March 31, 2014, the amount represents a refundable security deposit for the Lexington, Massachusetts facility, paid in September 2013.

10. Trade and Other Receivables

	DECEMBER 31, 2013	MARCH 31, 2014
	(€ in thousands)
Receivables from related parties	1,425	233
Other receivables	764	2,047
Prepaid Expenses	391	652
Social security and other taxes	402	370
Trade and other receivables	2,982	3,302

The fair value of trade and other receivables approximates their carrying value. As of March 31, 2014 and December 31, 2013, all trade and other receivables were assessed as fully recoverable. The carrying amount of the Company’s trade receivables are denominated in Euro and US Dollars.

The receivables from related parties as of March 31, 2014 relate to invoiced amounts to Chiesi based on our Commercialization and Co-development agreements of €210,000. The remaining element of receivables from related parties relate to certain wage tax liabilities settled by AMT on behalf of senior management in connection with purchases of AMT depositary receipts in 2007; these amounts are repayable to uniQure on sale of the related depositary receipts or on the respective employee ceasing to be employed by the Company of €23,000.

The other classes within trade and other receivables do not contain impaired assets. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

The other receivables primarily relate to prepaid rent, insurance and certain annual license fees for software and Intellectual Property.

11. Inventories

	DECEMBER 31, 2013	MARCH 31, 2014
	(€ in thousands)
Raw materials	103	163
Work in Process / Intermediate Products	762	785
Inventories	865	948

Inventories as of March 31, 2014 were €948,000 (March 31,2013: € nil). The amount includes the raw materials that are capitalized in connection with the manufacturing of Glybera for commercial sale, which is expected to commence mid-2014. Also included in inventories are amounts assigned to work in progress and intermediate products following the initial production batches of Glybera. Only Glybera-related material that could not be used for commercial purposes is expensed.

12. Cash and Cash Equivalents

	DECEMBER 31, 2013	MARCH 31, 2014
	(€ in thousands)
Cash at bank and on hand	23,810	77,532

The cash balance as of March 31, 2014 reflects the net receipt of €62.6 million related to the net proceeds from the Initial Public Offering in February 2014.

Supplemental information relating to the cash flow statement

Purchases of fixed assets and changes in trade and other payables exclude a non-cash item of €4,723,000 largely related to the purchase of fixed assets, which have not yet been paid as of March 31, 2014 (March 31, 2013: €190,000). Refer to Note 7 above.

13. Equity

Following a general meeting of shareholders of uniQure on July 22, 2013, the Company’s authorized share capital was increased from €1,900,000 or 190,000,000 shares to €2,000,000 or 200,000,000 shares by the creation of a new sub-denomination of class C Ordinary Shares, on the following basis:

	A	B	C	TOTAL
Number of Ordinary Shares	34,281,263	3,718,737	2,000,000	40,000,000
Value (€)	1,714,063	185,937	100,000	2,000,000

Following the IPO where the Company issued 5,400,000 ordinary shares, as of March 31, 2014, a total of 17,594,906 shares were issued and paid up in full at a nominal value of €0.05 per share (December 31, 2013: 12,194,906 shares at €0.05 per share).

Date	Description	Number of shares	Share capital Amounts	Share premium Amounts	Total equity Amounts
			(€ in thousands)
January 1, 2012	Brought forward	4,749,625	237	99,947	100,184
January 4, 2012	Investment in AMT ordinary shares	1,470,588	74	2,426	2,500
April 5, 2012	Forbion conversion of existing convertible loan plus interest	1,064,000	53	5,267	5,320
April 5, 2012	Forbion new equity investment	1,954,395	98	5,902	6,000
April 18, 2012	Gilde new equity investment	325,732	16	984	1,000
November—December, 2012	Employees and other persons new equity investment	89,155	5	269	274
January—May, 2013	Employees and other persons new equity investment	90,747	4	274	278
July 24, 2013	Chiesi new equity investment	1,109,214	55	13,945	14,000
July 26, 2013	Conversion of 2012 & 2013 convertible loans	1,336,331	67	13,430	13,497
November 2013	Exercise of options	5,118	1	15	16
February 5, 2014	Initial Public Offering	5,400,000	270	61,683	61,953
March 31, 2014		17,594,906	880	204,142	205,022

For further details about the conversion of the convertible loan in July 2013 refer to Note 14.

On February 5, 2014 the Company issued 5,400,000 ordinary shares at an initial public offering price of $17.00 per share. For the issuance of the 5,400,000 ordinary shares, the Company received proceeds, after deducting underwriting discounts but prior to deducting offering expenses payable by the Company, of €64.0 million ($85.4 million).

On December 31, 2013 and March 31, 2014 a total of 7,258 shares were held by the stichting participatie AMT as treasury shares. The par value as of March 31, 2014 was €0.05 per share (as of December 31, 2013: €0.05 per share). All shares issued by the Company were fully paid. Besides the minimum amount of share capital to be held under Dutch law, there are no distribution restrictions applicable to equity of the Company.

Share Premium

All expenses related to the IPO were recorded in the consolidated statement of comprehensive income until the date at which it became probable that the IPO would occur. The Management Board determined that January 2, 2014, the date on which the Company first publicly filed its offering prospectus with the Securities and Exchange Commission, is considered to be the date at which the IPO became probable. Offering expenses, totaling € 668,000 related to the IPO and incurred subsequent to January 2, 2014 were deducted from the proceeds of the share issuance.

Total additions to share premium during the three months ended March 31, 2014 were €61,683,000 net of costs. This increase in share premium was due to the issue of shares as described above.

Other Reserves

The costs of equity-settled share-based payments to employees are recognized in the income statement, together with a corresponding increase in equity during the vesting period, taking into account (deferral of) corporate income taxes.

During the three months ended March 31, 2014 the Company recognized a share-based payment expense of €2,342,000 (three months ended March 31, 2013: €542,000), as described in Note 20 below. The amount presented in the first three months of 2014 took into account the accelerated vesting at IPO.

In the period presented in these unaudited consolidated financial statements, the Company did not have any legal or other types of restricted reserves.

14. Trade and Other Payables

	DECEMBER 31, 2013	MARCH 31, 2014
	(€ in thousands)
Trade payables	3,507	7,376
Social security and other tax	802	1,138
Other current liabilities	3,292	2,010
Total trade and other payables	7,601	10,524

Other current liabilities

As of March 31, 2014 and December 31, 2013, other current liabilities consisted principally of accruals for services provided by vendors but not yet billed, reimbursements received from research and development partners for expenses which have yet to be incurred and miscellaneous liabilities.

15. Borrowings

	DECEMBER 31, 2013	MARCH 31, 2014
	(€ in thousands)
Non-current
Borrowings	6,292	5,683
Total non-current	6,292	5,683
Current
Debt to related party—Embedded derivative	722	713
Borrowings	633	1,285
Borrowings—Embedded derivative	217	216
Total current	1,572	2,214
Total	7,864	7,897

December 2012 Convertible Loan and Amendment in March 2013

On December 17, 2012, uniQure entered into a convertible loan agreement with four of its major shareholders (Forbion, Gilde, Grupo Netco and Lupus Alpha), in respect of unsecured and unsubordinated loan notes, which have an issue price of 100% and pay an annual coupon of 8%. Of the total loan €1,498,000 was drawn down in the period to December 31, 2012 and the balance of €1,999,000 was drawn down in the period from January 1, 2013 to January 31, 2013, amounting to a total convertible loan amount of €3,497,000.

In March 2013, uniQure increased the loan by an additional €10,000,000 investment by Coller Capital. As part of the increase, the loan note terms for all loan note holders described in the annual consolidated financial statements were amended such that the final maturity date of the loan notes was extended to December 31, 2014. Additionally, the warrant entitlement was reduced to 10% of the principal amount of the loan provided to uniQure.

Following the subscription for new equity by Chiesi, on July 21, 2013 the full convertible loan was converted on July 26, 2013 into new Class A Ordinary Shares, at a conversion price of €10.10 per share. This conversion marked the extinction of the convertible derivative instrument. The remaining derivative element arises from the warrants issued to the holders of the convertible loan as part of the convertible loan arrangements.

The warrants associated with the convertible loan, and which survive the conversion of the loan, are presented in the consolidated Balance Sheet as at March 31, 2014 within liabilities as an embedded derivative with a fair value of €713,000.

Hercules Borrowing

The presented non-current borrowings relate to the Hercules Technology Growth Corp. venture debt loan facility, entered into on June 14, 2013 for a book value of €6,968,000 as of March 31, 2014, presented net of expenses for facility charges of 1.25% plus expenses related to legal counsel. The loan commitment is $10 million with an interest rate of 11.85% and a back-end fee of 3.45%, which matures over a period of 39 months from the loan closing date. The interest-only period was initially set at 9 months and was extended to 15 months on completion of the transaction with Chiesi. In addition, the loan is secured by a lien on all of the Company’s assets (excluding intellectual property).

During the three months ended March 31, 2014, an amount of €254,000 (compared with €nil for the three months ended March 31, 2013) was recorded as finance expense in relation to the Hercules borrowing.

The warrant included in this loan agreement is not closely related to the host contract and therefore has been split and accounted for separately as a financial derivative measured at fair value though profit or loss. The fair value of this embedded derivative is €216,000 and is included within the Current liabilities: Borrowings—embedded derivative on the Consolidated Balance Sheet as of March 31, 2014.

Finance Lease Liability

The finance lease liability relates to the Company’s facility at the Meibergdreef in Amsterdam, the Netherlands.

The condensed consolidated financial statements do not include all disclosures for borrowings that are required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

16. Revenues and Deferred Revenues

	MARCH 31, 2013	MARCH 31, 2014
	(€ in thousands)
License Revenues	—	220
Collaboration Revenues	—	950
		1,170

	DECEMBER 31, 2013	MARCH 31, 2014
	(€ in thousands)
Deferred License Revenues Current Portion	1,279	1,287
Deferred License Revenues	15,679	15,458
	16,958	16,745

During the three months ended March 31, 2014, an amount of €220,000 (three months ended March 31, 2013: €nil) was recognized as license revenues. This amount relates to the recognition of the up-front payments received from Chiesi. During the three months ended March 31, 2014, an amount of € 950,000 (three months ended March 31, 2013: €nil) was recognized as collaboration revenues. This amount relates to reimbursements of expenses under its Co-Development Agreement with Chiesi in respect of its Hemophilia B program.

Upon signing of the Commercialization Agreement and the Co-Development and Commercialization Agreement with Chiesi on April 29, 2013, the Company received €17,000,000 as a non-refundable upfront payment. Based on an assessment performed to the Company, the €17,000,000 will be amortized on a straight-line basis, and presented as license revenues, over a period from July 2013 through September 2032: the date of expiration of the last intellectual property protection related to the manufacturing process. The Company determined that the €17,000,000 of up-front payments received from Chiesi constituted a single unit of accounting.

Collaboration revenues from contracts, typically from delivering research and development services, relate to the agreements, and is recognized on the basis of labor hours delivered at the Agreements’ full time employee rate.

Cost reimbursements to which the Company is entitled to under agreements are also recognized as collaboration revenues in the income statement in the same quarter of the recorded cost they intend to compensate.

17. Research and development expenses

Research and development expenses increased to €6,218,000 for the three months ended March 31, 2014 from €3,568,000 for the three months ended March 31, 2013; this increase was mainly due to the additional development and clinical activities required to support the planned commercial launch of Glybera, as well as the increase on share based expenses (as described in note 20 below), in addition to the continued progression of uniQure’s other programs through late stage research and clinical development.

18. General and administrative expenses

General and administrative expenses increased to €2,268,000 for the three months ended March 31, 2014 from €1,720,000 for the three months ended March 31, 2013. The increase is primarily due to expenses related to consultants (commercial, operations and administrative) and professional fees.

19. Other Comprehensive Income

For the three months ended March 31, 2014 the amount shown as €2,000 represents the foreign currency translation arising from the U.S. subsidiary, which was established in 2013 (for the three months ended March 31, 2013: €nil).

20. Share-Based Payments

The condensed consolidated financial statements do not include all disclosures for share-based payments that are required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

The 1,691,844 options outstanding at December 31, 2013, in total represent a further share based expense of €1.7 million to be recognized from 2014 through to 2016. In addition, in January 2014 the Company granted another 609,744 options to the management of 4D Molecular Therapeutics. Total options outstanding as at March 31, 2014 were 2,301,588

During the three months ended March 31, 2014 the Company recognized a share-based payment expense of €2,342,000 (three months ended March 31, 2013: €542,000). For the period ending March 31, 2014, as part of the €2,342,000 the Company recognized an expense of €452,000 that was linked to the accelerated vesting of options following the IPO.

21. Loss Per Share

Basic

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of issued and outstanding ordinary and preferred shares during the year.

	THREE MONTHS ENDED MARCH 31,
	2013	2014
Loss attributable to equity holders of the Company (€ in thousands)	(5,179)	(7,829)
Weighted average number of ordinary shares outstanding	9,694,643	15,134,906
Loss per Share	(0.53)	(0.52)

Diluted

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Due to the fact that the Company is loss making, all potential ordinary shares had an antidilutive effect, if converted, and thus have been excluded from the computation of loss per share.

	DECEMBER 31, 2013	MARCH 31, 2014
	(€ in thousands)
Warrants	170,802	170,802
Share options	1,691,844	2,301,588
Total	1,862,646	2,472,390

22. Related-Party Transactions

In the three month periods ended March 31, 2014 and 2013, the Management Board received regular salaries and contributions to post-employment schemes. Additionally, selected members of the Supervisory Board received compensation for their services in the form of cash compensation.

Following the IPO the Company recognizes as related party only those shareholders that are holding more than 5% of the Company’s shares.

Funds affiliated with Forbion Capital partners have a material interest in the Company. In addition, Professor Sander van Deventer and Mr. Sander Slootweg, who were appointed as members of the Supervisory Board of uniQure on April 5, 2012, are each partners of Forbion. Based on the information above, Forbion is a related party of uniQure.

Funds affiliated with Gilde Healthcare have a material interest in the Company. In addition, Mr. Edwin de Graaf, who was appointed as a member of the Supervisory Board of uniQure on April 5, 2012 and resigned on November 8, 2103), is a partner of Gilde Healthcare Partners. Based on the information above, Gilde Healthcare is a related party of uniQure.

Chiesi became a related party following the the commercial and investment agreements concluded with the Company on June 30, 2013, and Coller Capital became a related party following the conversion of the convertible loan in July 2013.

Transactions

The related parties identified above participated in the following transactions during the three month periods ended March 31, 2014 and March 31, 2013.

The 2012 convertible loan from Forbion, Gilde, Lupus Alpha, Grupo Netco and affiliates, and Coller Capital, as amended in March 2013, generated in the three months ending March 31, 2013 a combined funding of €11,998,000. This loan accrued interest of 8% up until the date of conversion in July 2013 (plus an amount up to the interest payment date), amounting to a total interest amount payable of €434,000.

In the period ending March 31, 2014, the Company received various payments from Chiesi for issued invoices totaling €1,193,000. As of March 31, 201 4the Company had a receivable outstanding with Chiesi for €210,000.

Key Management Compensation

The below table shows the compensation for the Supervisory Board, the Managing Directors and senior Management:

FOR THE		SHORT TERM EMPLOYEE BENEFITS	SHARE- BASED PAYMENTS(1)	POST- EMPLOYMENT BENEFITS	ADVISORS FEES	TERMINATION BENEFITS	TOTAL
		(€ in thousands)
Year ended December 31, 2013	Supervisory Board	—	296	—	104	—	400
	Managing directors	747	377	60	—	—	1,184
	Senior Management	1,101	873	109	—	—	2,083
		1,848	1,546	169	104	—	3,667
3 months ended March 31, 2013	Supervisory Board	—	127	—	25	—	152
	Managing directors	153	34	15	—	—	202
	Senior Management	215	172	25	—	—	412
		368	333	40	25	—	766
3 months ended March 31, 2014	Supervisory Board	—	76	—	42	—	118
	Managing directors	163	106	11	—	—	280
	Senior Management	348	539	40	—	—	927
		511	721	51	42	—	1,325

(1)         In the three months ended March 31, 2014, out of the total amount, €335,000 related to the accelerated vesting of options following the IPO.

The condensed consolidated financial statements do not include all disclosures for related-party transactions that are required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

23. Commitments / Contingent Liabilities

uniQure leases various office space and laboratory space under operating lease agreements. The Company leases its headquarters under an agreement between uniQure and AMC, represented by BDDA and Amsterdam Vector Productions B.V. (“AVP”), both subsidiaries of AMC (Second Rental Agreement) in respect of facilities located at Meibergdreef 61 Amsterdam, from October 1, 2005 until September 30 2016, and an agreement for the lease of facilities at Meibergdreef 57, Amsterdam, from July 1, 2006 until September 30, 2016. The aggregate annual lease payments amount to €542,000.

The lease expenditure charged to the income statement for the three months ended March 31, 2014 was €132,000 (for the three months ended March 31, 2013: €126,000).

The future aggregate minimum lease payments under non-cancellable operating leases as of March 31, 2014 and December 31, 2013 are as follows:

	DECEMBER 31, 2013	MARCH 31, 2014
	(€ in thousands)
No later than 1 year	1,243	1,544
Later than 1 year and no later than 5 years	6,053	5,985
Later than 5 years	7,927	7,596
Total	15,223	15,125

On July 24, 2013 uniQure entered into an agreement for the lease of facilities at 113 Hartwell Avenue, Lexington, Massachusetts, United States that became effective from November 5, 2013 onwards until November 5, 2023. uniQure has an option to extend the lease for up to an additional 10 years. The aggregate annual lease payments for the period to November 5, 2023 amount to $18,937,000 (€ 13,770,000), including an initial rent-free period of seven months from the commencement of the lease which was effective at November 5, 2013.

The lease payments under an operating lease will be recognized as an expense on a straight line basis over the full duration of the lease, (for a total of $7,259,000 (€5,273,000)) taking into account the Lease Incentives as received from the landlord; This results in a monthly expense of $91,950 (€66,795); for the period ending March 31, 2014 the company accounted for an related expense of $275,850 (€200,000). As of March 31, 2014 the Company recorded a deferred rent of € 3,534,000 ($4,859,000).

Further details regarding the accounting for this lease is set out in the audited consolidated financial statements for the year ending December 31, 2013.

Research and Development Commitments

uniQure has entered into research and development commitments in relation to uniQure’s product pipeline. The future aggregate minimum payments under these research and development commitments are as follows:

	DECEMBER, 2013	MARCH 31, 2014
	(€ in thousands)
No later than 1 year	327	300
Later than 1 year and no later than 5 years	—	—
Later than 5 years	—	—
Total	327	300

Grant Commitments

From October 1, 2000 until May 31, 2005, AMT received a technical development loan from the Dutch government in relation to development of Glybera. This grant includes a repayment clause in the event the Company generates revenues from the related project. AMT received total grants of €3,605,000 relating to eligible project costs in the grant period. The grant amount received bears interest of 5.7% per annum and must be repaid in the period January 1, 2008 through December 31, 2017 as a percentage of revenues which are derived from product sales of Glybera. If future royalty payments are not sufficient to repay the grant on or prior to December 31, 2017, or if there are no revenues generated, the remaining balance will be forgiven. Repayment obligations continue to apply if the product is not commercialized or transferred to others. The total amount of the contingent commitment as at March 31, 2014 was €5,586,000 comprising the original total amount of the grant together with accrued interest.

Historically, the Company also received a “Technisch ontwikkelingsproject” (TOP) (or technical development project) grant from the Dutch government amounting to €130,000 on a project that was terminated. If the Company realizes income from the sale of assets developed under that grant, repayment clauses will apply. The Company has not recorded any liability to repay amounts in respect of this grant within these financial statements.

On January 5, 2010, the Company was awarded an investment credit (innovatiekrediet) from the Dutch government (Ministry of Economic Affairs—Agentschap.nl) in respect of the Company’s program for Duchenne Muscular Dystrophy. The credit is interest-bearing at a rate of 11.4% per annum. To date, the Company has received €729,000 under this investment credit, and as of December 31, 2013, the total amount of the liability was €1,063,000, representing the amount of the original advance together with accrued interest. The project has been terminated during 2011following failure to achieve the scientific goals and the Company does not anticipate that any amounts will be realized from this project. Following the final assessment by the Dutch government, we received in March 2014 the request to refund an amount of €13,000.

Other contingent liabilities

On December 11, 2013, the Company received a formal request for arbitration from Extera Partners, a consulting firm based in Cambridge, Massachusetts, alleging a fee to be due in respect of consulting services provided to the Company in connection with a partnering transaction. The request for arbitration was received by the International Court of Arbitration at the International Chamber of Commerce on December 12, 2013, which represents the start date of the arbitration. The amount claimed is $100,000 plus 2.5% of all proceeds, including equity investments, the Company receiveds from Chiesi pursuant to its collaboration agreements entered into in the second quarter of 2013. The Company’s engagement letter with Extera Partners contains a cap limiting the maximum payment to €5.0 million. On December 23, 2013 proceedings under the International Court of Arbitration formally commenced. In the three months ended March 31, 2014 and the weeks following, the ICC appointed and confirmed a sole arbitrator. The Company has reviewed the claim with counsel and believes that the claim is without merit. The Company intends to vigorously defend against it.

24. Events After the Balance Sheet Date

No events occurred after the balance sheet date that would have a material impact on the result or financial position.